Mail Stop 3561

March 16, 2011

Scott E. Kuechle
Chief Financial Officer
Goodrich Corporation
Four Coliseum Centre
Charlotte, NC 28217

      Re: Goodrich Corporation
              Form 10-K for the fiscal year ended December 31, 2010
              Filed February 15, 2011
              File No. 001-00892

Dear Mr. Kuechle:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2010

Note 13. Income Taxes, page 96

1.   We note from the disclosure included in Note 13 that the amount of the
      Company's unrecognized tax benefits at December 31, 2009 and 2010 totaled
      $138.0 and $147.1, respectively at these dates. We also note from the
      disclosure in Note 13 that the total amount of unrecognized benefits that if
      recognized, would have affected the effective tax rate was $210.3 and $203.9
      million, respectively at these dates. Please tell us and revise the notes to your
      financial statements in future filings to explain why the amount of
      unrecognized tax benefits that would affect the Company's effective tax rate
      if recognized, significantly exceeds the amount of total unrecognized tax
      benefits at each of these dates.

Note 15. Contingencies, page 103
Insurance Coverage, page 104

2.   We note from the disclosures included in Note 15 that the Company has
      entered into settlement agreements with certain insurers that were
      experiencing financial difficulties under which the Company agreed to give
      up its rights with respect to certain insurance policies in exchange for
      negotiated payments which represented payments for the loss of insurance
      coverage, since it is no longer available for claims that may have qualified for
      coverage. We also note that a portion of these settlements were recorded as
      income for reimbursement of past claim payments under the settled insurance
      policies and a portion was recorded as a deferred settlement credit for future
      claim payments. We further note that these deferred credits have increased in
      recent periods and totaled $48.6 million and $45 million, respectively at
      December 31, 2010 and 2009. With regards to these settlement arrangements
      and the related deferred credits, please address the following:

      •   Please tell us and revise the notes to your financial statements in future
          filings to indicate the amounts of the settlement payments received and
          the period in which they were received. Also, please explain how much of
          the settlement amounts were recorded as income upon receipt and explain
          how such amounts were calculated or determined.

      •   Please explain the nature or types of insurance claims to which these
          settlement payments related. Also, please indicate how and when the
          remaining deferred amounts will be recognized in future periods in the
          Company's statement of operations. As part of your response and your

revised disclosures, please provide an estimate of when the remaining amounts deferred are expected to be recognized in the Company's statements of operations.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Jean Yu at (202)551-3305 or myself if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief